Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027
713 961-4600
713 629-0113 FAX
October 2, 2006
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. John Cash

Re:	Quanex Corporation Form 10-K for the fiscal year ended October 31, 2005 Filed December 21, 2005 File # 1-5725
Dear Mr. Cash:
On behalf of Quanex Corporation (the “Company”), this letter is in response to your communication dated September 18, 2006, setting forth an additional comment of the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Company’s Annual Report on Form 10-K for the year ended October 31, 2005.
For the sake of convenience, we have restated your comment in full and have keyed the response to the numbering of the comment and heading used in your letter.
Form 10-K for the Year Ended October 31, 2005
Note 6 — Inventories, page 49
1.	We have reviewed your response to our prior comment three. It is unclear to us how and why your accounting policies, for valuing MACSTEEL inventory using both FIFO and LIFO, are appropriate. In this regard, please explain to us the valid business purposes for your policies and provide a more comprehensive discussion of how and why you determined that retaining FIFO for the Monroe facility results in a better matching of revenues and expenses.
     Response:
     Background
Quanex constructed the mills in Jackson, Michigan (Jackson) and Fort Smith, Arkansas (Fort Smith). Jackson and Fort Smith commenced production in 1974 and 1985, respectively, while the mill in Monroe, Michigan (Monroe) was acquired on December 31, 2003. The Jackson and Fort Smith facilities are continuous casting facilities whereas the Monroe facility uses a different two-step

Securities and Exchange Commission
October 2, 2006

process. The inventories of the Jackson and Fort Smith facilities have been included in the consolidated LIFO pool since commencing production while FIFO was selected for Monroe upon acquisition.
Chapter 4, Statement 2 of Accounting Research Bulletin 43 (“ARB 43”) states that a major objective of accounting for inventories is the proper determination of income through the process of matching appropriate costs against revenues. Pursuant to ARB 43 Chapter 4, Statement 4, cost for inventory purposes may be determined under any one of several assumptions as to the flow of cost factors (such as first in first out, average, and last-in first-out); the major objective in selecting a method should be to choose the one which, under the circumstances, most clearly reflects periodic income. Statement 4 continues to assert that the business operations in some cases may be such as to make it desirable to apply one of the acceptable methods of determining cost to one portion of the inventory or components thereof and another of the acceptable methods to other portions of the inventory. Statement 4 acknowledges that it is obvious that financial statements will be more useful if uniform methods of inventory pricing are adopted by all companies within a given industry, but concedes that selection of the method should still be made on the basis of the individual circumstances. In Paragraph 3-5 of the American Institute of Certified Public Accountants Issue Paper “Identification and Discussion of Certain Financial Accounting and Reporting Issues Concerning LIFO Inventories” dated November 30, 1984 (the “AICPA LIFO Paper”), some task force members point out that the authoritative accounting literature does not prescribe that plant, property, and equipment be depreciated the same way. These same task force members highlight that companies may adopt FIFO for parts of their inventory and average cost for other parts without justification. In Paragraph 3-5 of the AICPA LIFO Paper, the task force concludes that a company is permitted to partially adopt LIFO and continue use of the non-LIFO method for the remaining inventories for a valid business reason.
MACSTEEL Monroe
Throughout Quanex ownership, Monroe has been accounting for its inventories under the FIFO cost flow assumption. Under the guidance of ARB 43 and the AICPA LIFO Paper and based on the facts and circumstances at the time Quanex acquired Monroe, Quanex selected FIFO for Monroe’s inventories. Following is a discussion of Monroe inventory levels and raw material costs:
Inventory Levels
Prior to acquisition, Quanex management was aware that Monroe’s inventory levels were high compared to inventory levels carried at the Company’s existing MACSTEEL facilities. Accordingly, Quanex management believed that through proper planning post acquisition inventory levels could be permanently reduced as they are brought into line with the Quanex “standard”. Based on Monroe’s two-step manufacturing process, Quanex believed that Monroe’s optimal level would be approximately 35 days of inventory. At acquisition, Monroe was carrying approximately 62 days of inventory, well above the optimal inventory level. By October 31, 2004, the Company had successfully reduced Monroe’s inventory levels to approximately 40 days, a 35% reduction.
Raw Material Costs
Scrap steel (#1 bundles, bushling and shredded scrap) is a primary raw material of Monroe. As depicted in Exhibit A, for the fifteen years prior to the Monroe acquisition, blended scrap steel costs cycled within a limited range of $75 to $150 per net ton. During the three years ending October 2003,

Securities and Exchange Commission
October 2, 2006

scrap steel costs were on an upward trend and had increased from approximately $85 per net ton in November 2000 to $140 per net ton in October 2003. Additionally, in December 2003 (i.e. at acquisition) scrap steel pricing was at $170 per net ton, up another 20% in price from October 2003. Raw material prices had not approached this level at any point during the previous 15 years. Based on the prior 15 years of history (per ton costs cycling within the band of $75 to $150), management believed that scrap steel pricing was at the higher end of the cycle as of the Monroe acquisition date. In the Company’s fourth quarter and fiscal 2003 earnings release (filed in Form 8-K dated December 4, 2003), the Company discussed this trend in steel scrap pricing:
“We experienced another spike in scrap costs during the quarter, with steel scrap costs up some $40 per ton over the last year’s fourth quarter, and $20 per ton higher than just last quarter.”
In the Company’s prepared remarks for the First Quarter 2004 Earnings Release Conference Call, Mr. Ray Jean, Chairman of the Board, President and Chief Executive Officer, reported the following (emphasis added):
“MACSTEEL’s scrap surcharge...remains in effect, so that when steel scrap prices flatten, or hopefully decline, the spread will improve. Our spreads are very vulnerable to scrap price spikes like we’ve been experiencing every month of late; but we also know that scrap is just another commodity, subject to periods of troubling volatility. So until scrap costs flatten or fall, and at some point they will...”
Accordingly, at the time of acquisition, management believed that scrap steel prices were at a spike and believed that future scrap prices would drop to a lower point in the range as it had done in previous years. While scrap steel prices became volatile following the acquisition of Monroe, management did not have the benefit of this knowledge at the time the FIFO decision was made.
FIFO vs. LIFO
Management considered the facts and circumstances as it related to Monroe at the time of the acquisition. The goal was to select the most appropriate cost flow assumption for Monroe. This determination was driven by expected inventory levels and steel scrap pricing expected in the foreseeable future. As steel scrap pricing was expected to fall, management believed that cost of sales under the LIFO cost flow assumption would have excluded the higher priced inventory purchased at the beginning of the period while, in contrast, the expected revenues would have included this higher pricing; as a result, management believed that the FIFO cost flow assumption would have more appropriately matched the beginning of the period higher-priced purchases with the corresponding revenues as prescribed by ARB 43. Furthermore, in Section Three “LIFO Used for Part of Inventory” of the AICPA LIFO Paper, the task force concludes that the presumption to apply LIFO to all of its inventories can be overcome if the company has a valid business reason for not fully adopting LIFO. Pursuant to paragraph 3-5 of the AICPA LIFO Paper, valid business reasons include anticipated significant reductions in certain inventories. As discussed above, the Company anticipated a reduction in Monroe inventory levels subsequent to acquisition and thus had a valid business reason to select FIFO for Monroe. Considering that the selection of FIFO for Monroe was allowed by the AICPA LIFO Paper and that management believed that FIFO would provide the most appropriate matching given the expected pricing, Quanex management selected FIFO as the cost flow assumption for Monroe post acquisition.

Securities and Exchange Commission
October 2, 2006

* * * *
Should you have any questions or require further clarification of the responses provided, please contact us at the following:
Quanex Corporation
1900 West Loop South, Suite 1500
Houston, Texas 77027
(713) 961-4600

Sincerely,

/s/ Thomas M. Walker
Thomas M. Walker
Senior Vice President — Finance and Chief Financial Officer
(Principal Financial Officer)

/s/ Brent L. Korb
Brent L. Korb
Vice President — Corporate Controller
(Principal Accounting Officer)